FOR IMMEDIATE RELEASE

GSME ACQUISITION PARTNERS I ANNOUNCES MEETING DATE AND RECORD DATE FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO VOTE ON MERGER WITH PLASTEC INTERNATIONAL HOLDINGS LIMITED

Shanghai, China – October 12, 2010 – GSME Acquisition Partners I (OTCBB: GSMXF, GSMEF, GSMWF) (“GSME”), a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China, today announced that it will hold its extraordinary general meeting of shareholders on November 17, 2010 to consider and vote upon, among other matters, a proposal to approve the Amended and Restated Agreement and Plan of Reorganization with GSME Acquisition Partners I Sub Limited, Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI), pursuant to which Plastec will become a wholly-owned subsidiary of GSME.  Shareholders of record at the close of business on October 15, 2010 will be entitled to attend the meeting and vote their shares, in person or by proxy.  GSME will distribute to such shareholders its proxy statement with respect to the matters to be addressed at the extraordinary general meeting in sufficient time to meet all applicable legal requirements.

Ensuring Your Vote is Counted

GSME advises holders of its securities to move these securities into accounts which do not permit the lending of securities, so called cash accounts or segregated accounts, and out of accounts that permit the lending of securities, such as margin accounts.  These steps are designed to ensure that votes related to ordinary shares beneficially owned by shareholders are properly counted.  Beneficial owners of ordinary shares that have been lent out (either with or without the beneficial owners’ knowledge) are not permitted to vote those shares.

About GSME Acquisition Partners I

GSME Acquisition Partners I, a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the People’s Republic of China.  GSME consummated its initial public offering on November 25, 2009 and generated aggregate gross proceeds of $36 million.

About Plastec International Holdings Limited

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries.  With over 4,600 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (over 159,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China.  Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

GSME Acquisition Partners I	Page 2
October 12, 2010

Forward Looking Statements

This press release contains “forward-looking statements.”  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the May 25, 2011 outside termination date, required shareholder approval will not be received, conditions to closing contained in the merger agreement are not satisfied or waived, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, the possibility that costs or difficulties related to the integration of the companies will be greater than expected, as well as other relevant risks detailed in GSME’s filings with the Securities and Exchange Commission.

Additional information concerning these and other risk factors is contained in GSME’s most recent filings with the Securities and Exchange Commission (“SEC”). All subsequent written and oral forward-looking statements concerning GSME and Plastec, the contemplated transactions or other matters and attributable to GSME and Plastec or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. GSME and Plastec caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. GSME and Plastec do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

GSME intends to mail a definitive proxy statement and other relevant documents to GSME shareholders.  Shareholders of GSME and other interested persons are advised to read, when available, the definitive proxy statement in connection with solicitation of proxies for the extraordinary general meeting of GSME’s shareholders to be held to approve the transaction because the proxy statement will contain important information about GSME, Plastec and the proposed transaction. Such persons can also read GSME’s final prospectus from its initial public offering dated November 19, 2009, its annual report on form 20-F for the fiscal year ended October 31, 2009, which was filed with the SEC on May 24, 2010, and other reports as filed with the SEC, for a description of the security holdings of GSME’s officers and directors and their affiliates and their other respective interests in the successful consummation of the proposed transaction. The definitive proxy statement will be mailed to shareholders of record as of the close of business on October 15, 2010 during the last week of October 2010.  Shareholders will also be able to obtain, when available, a copy of the definitive proxy statement, without charge, at the SEC’s Internet site at http://www.sec.gov or by directing a request to: GSME Acquisition Partners I, 762 West Beijing Road, Shanghai, China 200041, Telephone (86) 21-6271-6777.

GSME Acquisition Partners I	Page 3
October 12, 2010

Participation and Interests in Solicitation

GSME, Plastec and their respective directors, executive officers and affiliates, the underwriters in GSME’s initial public offering and other persons may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of GSME’s shareholders to approve the proposed transaction.  GSME’s shareholders may obtain information about the interests of such individuals and entities in the transaction by reading the proxy statement and other relevant materials filed by GSME with the SEC.

Disclaimer

This press release is not a proxy statement or a solicitation of proxies from the holders of ordinary shares of GSME and does not constitute an offer of any securities of GSME or Plastec for sale. Any solicitation of proxies will be made only by the definitive proxy statement of GSME that will be mailed to all shareholders of record as of the record date described above. Investors and security holders of GSME are urged to read the definitive proxy statement and appendices thereto, because they will contain important information about GSME and Plastec and the proposed merger.

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CONTACT:
GSME Acquisition Partners I.
Eli D. Scher
Chief Executive Officer
eli@gsme-cp.com

INVESTOR RELATIONS:

The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606
aprior@equityny.com

Katherine Yao
Account Executive
kyao@equityny.com

Advantage Proxy
Karen Smith
President
(877) 870-8565
(206) 870-8565
ksmith@advantageproxy.com